Direct Dial:   212-659-4988
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ben.reichel@haynesboone.com

January 29, 2008

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Transdel Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed January 24, 2008
File No. 333-147930

Dear Mr. Riedler:

Reference is made to the letter dated January 28, 2008 (the “Comment Letter”) addressed to Dr. Juliet Singh, Chief Executive Officer of Transdel Pharmaceuticals, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 3 to the Company’s Registration Statement on Form SB-2 filed by the Company on January 24, 2008 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note that you revised footnote 36 to the Selling Stockholders table to indicate that Granite Financial Group, LLC “is an underwriter with respect to the 14,000 shares of common stock and 3,500 shares of common stock issuable upon the exercise of warrants that Granite Financial Group, LLC purchased in the September 2007 and October 2007 private placements.” Please revise this footnote to delete the limitation that Granite Financial Group, LLC is an underwriter only with respect to “14,000 shares of common stock and 3,500 shares of common stock issuable upon the exercise of warrants that Granite Financial Group, LLC purchased in the September 2007 and October 2007 private placements” as this is not an appropriate limitation. Additionally, revise the Plan of Distribution section on page 35 such that it identifies Granite Financial Group, LLC as a broker-dealer and an underwriter without the limitation as to the number of shares.

January 29, 2008

Response:

The Company has revised footnote 36 to the Selling Stockholders table and the Plan of Distribution section on page 35 per the Staff’s request.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4988.

Sincerely,

/s/ Benjamin S. Reichel

Benjamin S. Reichel, Esq.